FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   February 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-
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Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
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For Immediate Release

Teva's Developed G-CSF is the First Biosimilar to Receive a Positive Opinion from European Union Regulators

Jerusalem, Israel, February 21, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today the receipt of a positive opinion from the CHMP, the scientific committee of the European Medicines Agency ("EMEA"), for its human granulocyte colony stimulating factor ("G-CSF") product. Teva's product is the first biosimilar G-CSF to receive a positive opinion in the European Union.

The European Commission is now expected to grant marketing authorization for this product, which will be marketed in the EU by Teva under the brand name TevaGrastim®.

G-CSF, mainly indicated for the treatment of chemotherapy-induced neutropenia, was developed by Teva in collaboration with a partner. The innovator product, Neupogen® Filgrastim, had annual sales of approximately $300 million in the EU for the twelve months ended September 30, 2007, based on IMS sales   data.

Amir Elstein, Executive Vice President, Global Resources of Teva, stated today: "We are very pleased to receive the first positive opinion for a biosimilar G-CSF product in the EU and believe that it shows the strength of our biotechnology R&D capabilities. Our successful development of this product reflects our commitment to bringing high quality and affordable biopharmaceutical products to patients and payers. Coupled with our recent acquisition of CoGenesys, which significantly enhances our capabilities, our strong biogeneric pipeline reflects our determination to capture the considerable long-term prospects we believe the biogeneric market will offer."

Teva currently markets a portfolio of biopharmaceutical products including human growth hormone ("hGH") in the United States, as well as interferon alpha 2b, G-CSF and hGH outside the United States. Teva's biogeneric pipeline includes many other products to be commercialized in the US and the EU, as well as in other markets.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: whether and when the proposed acquisition of CoGenesys will be consummated, whether and when Teva will obtain HSR approval for the acquisition and any conditions that could be imposed in connection with such approval, Teva's ability to rapidly integrate CoGenesys' operations with its own operations, the diversion of management time on merger-related issues, and Teva and CoGenesys' ability to successfully develop and commercialize biopharmaceutical products, Teva's ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir®, and Protonix®, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                        Name: Dan Suesskind
                                        Title: Chief Financial Officer

Date: February 21 , 2008